[Commerce Bancshares, Inc. Letterhead]

July 30, 2013

Via EDGAR Transmission

Securities and Exchange Commission Division of Corporation Finance Attention: Suzanne Hayes 100 F Street, N.E. Washington, D.C. 20549-4561

Re:	Commerce Bancshares, Inc.
Registration Statement on Form S-4
File No. 333-189535

Dear Ms. Hayes:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Commerce Bancshares, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement so that the Registration Statement will become effective as of 4:30 p.m. Eastern Time, July 30, 2013, or as soon thereafter as practicable.

This duplicative request is being submitted at the request of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to add the following acknowledgments.  The Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas J. Noack
Thomas J. Noack, Vice President and Secretary